VX 3/3/04

AM 3.2.2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

04002286

SEC FILE NUMBER
8- 38086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Traderfield Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 LAFAYETTE STREET, ROOM 503
(No. and Street)

NEW YORK	NEW YORK	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL K. KWAN, C.P.A. NEW YORK (212) 966-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANIEL K. KWAN, CPA, PLLC
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

56 ST. JAMES PLACE	NEW YORK	NEW YORK	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2004
WASH. D.C. 181

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PATRICK Y. LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY WU
Notary Public, State of New York
No. 01WU5040405
Qualified in Kings County
Commission Expires 3/13/2007

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANIEL K. KWAN, CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANT

56 ST. JAMES PLACE
NEW YORK, N.Y. 10038
TELEPHONE: (212) 966-1818
FAX: (212) 226-0615

Independent Auditor's Report

To the Board of Directors and
Stockholders of Traderfield Securities, Inc.

We have audited the accompanying balance sheet of Traderfield Securities, Inc., as of December 31, 2003 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. As audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Traderfield Securities, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Daniel K. Kwan, C.P.A.
New York, New York
February 6, 2004

TRADERFIELD SECURITIES, INC

Balance Sheet

For The Year ended December 31, 2003

Assets:

Cash			$	114,278
Accounts Receivable				46,466
Clearing Account Deposit				76,253
Furniture & Equipment	$	138,550		
Accumulated Depreciation		(125,220)		13,330
Other Assets				25
Total Assets			$	250,352

Liabilities And Shareholders' Equity:

Liabilities:				
Payroll Taxes Payable	$	433		
Commission Payable		3,405		
Total Liabilities			$	3,838
Shareholders' Equity				
Common Stock, no par value, 200 shares authorized, issued-100 shares		100,000		
Retained Earnings		146,514		
Total Shareholders' Equity			$	246,514
Total Liabilities & Shareholder's Equity			$	250,352

TRADERFIELD SECURITIES, INC.

Statement of Income

For the Period of January 1, 2003 to December 31, 2003

Income:

Commission Income			$	932,671
Interest Income				3,727
Rebate & Service Home				161,244
911 WTC Grant & Misc. Income				26,664
Gross Profit			$	1,124,306

Expenses:

Salaries & Commission Expenses	$	311,810		
Commission to Other Brokers		274,155		
Clearing Agent Commission		184,945		
Employee Expense Allowance		500		
Postage		3,378		
Payroll Taxes		28,663		
Real Estate Taxes		18,793		
Rent		81,500		
Office Expenses		20,092		
Telephone		10,021		
Utilities		4,743		
Computer Rental / Leasing Expenses		5,500		
Gifts		500		
Exchange Fees		11,662		
Entertainment		4,959		
Repairs & Maintenance		11,552		
Condo Maintenance Fee		12,863		
Insurance		46,536		
Professional Fee		2,450		
Travel Expenses		4,570		
Depreciation Expenses		8,624		
Subscriptions		2,878		
Error Account		4,472		
Misc Expenses		8,354		
Bank Charges		1,019		
Subscriptions to Market Programs		43,144		
Total Expenses			$	1,107,683

Net Profit	$	16,623

TRADERFIELD SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:				
Net cash flow from operating activities (Sch. A)			$	(196,301)
Cash flows from investing activities:				
Cash paid to acquire equipment	$	-		
Net cash used by investing activities:				-
Net increase (decrease) in cash			$	(196,301)
Cash and cash equivalents, beginning of year				386,832
Cash and cash equivalents, end of year			$	190,531

SCHEDULE A: NET CASH FLOW FROM OPERATING ACTIVITIES

Net Income				$	16,623
ADD:	Depreciation Expenses	$	8,624		
	Increase in Accounts Payable		2,432		
	Subtotal			$	11,056
LESS:	Increase in Other Assets		25		
	Increase in Accounts Receivable		23,955		
	Distribution to Shareholders		200,000		
	Subtotal			$	223,980
Net Cash flow from operating activities				$	(196,301)

TRADERFIELD SECURITIES, INC.

Computation of Basic Net Capital Requirement

For Year Ended December 31, 2003

MINIMUM NET CAPITAL REQUIRED:

6 2/3% of Aggregate Indebtedness	$	256
Minimum Dollar Net Capital Requirement	$	50,000
Net Capital	$	233,184
LESS: Net Capital Requirement	$	50,000
Excess: Net Capital	$	183,184

TRADERFIELD SECURITIES, INC.
Computation of Net Capital
For Year Ended December 31, 2003

Total Shareholders' Equity		$ 246,514
Deduct:	Non-Allowable Assets	13,330
Net Capital before Haircuts on Securities Positions		233,184
Deduct:	Haircuts on Securities	-
Net Capital		$ 233,184

TRADERFIELD SECURITIES, INC.
Statement of Changes in Stockholders Equity
For Year Ended December 31, 2003

Balance, Beginning	$	429,891
Less: Distribution	$	(200,000)
Net Income for the year	$	16,623
Balance, Ending	$	246,514

TRADERFIELD SECURITIES, INC.
Notes to Financial Statements
For Year Ended December 31, 2003

(1) Accounting Policies:

Depreciation Method
Management has adopted **MACRS** method for depreciation purpose. Property plant and equipment is recorded at cost.

Income
Commission income are recorded is realized.

(2) Computation of Net Capital

There are no material difference in the computation of net capital between the audited report and the corresponding unaudited Part II a of the Focus Report.

(3) Reserve Requirements

The Company is exempt from the reserve requirements of 15C 3-3 under K(2) (B) of the section.

(4) Accounting System

There were no material inadequacies in the financial record keeping and accounting procedures followed by the corporation, expect the corporation had elected to be an S. Corporation for income tax reporting purpose under Section 1362 of the Internal Revenue Code.